August 12, 2014

Via Edgar Filing

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steiner Leisure Limited (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 3, 2014 Form 10-Q for the Quarter Ended March 31, 2014 Filed May 9, 2014 File No. 000-28972

Dear Mr. Spirgel:

This letter is in response to your letter dated August 5, 2014 with respect to your review of the above-referenced Form 10-K and Form 10-Q.  We note the five numbered comments and your request that we comply with those comments in future filings.  Those comments are set forth below in bold for your convenience of reference and are followed by our responses to those comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues and Cost of Services, page 80, and Income from Operations, page 81

1.

We are unable to locate the disclosure you committed to provide in response to comment 4 of your letter dated May 17, 2013. Please advise us or revise your disclosures, as you previously committed to do.

While we note that your comment above relates to our letter of May 17, 2013, we respectfully direct your attention to our letter of June 3, 2013 (a copy of which is attached hereto) in which the issue of the different types of Ideal Image centers (the “Centers”) was addressed in our response to your comment 1. As reflected on page 3 of that response, our physician-owned and company-owned Centers are treated in the same manner for financial reporting purposes. Accordingly, we respectfully submit that a breakout of quantitative information between those two types of Centers would not provide useful information to investors. In addition, as indicated in our June 3, 2013 letter and in our Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”), there are only 17 franchised Centers and we do not currently have plans to offer any new Ideal Image franchise opportunities for the foreseeable future. Additionally, as stated in our June 3, 2013 letter, the revenues of the franchise Centers are not material. Accordingly, we respectfully submit that breaking out quantitative information with respect to franchise Centers also would not provide information useful to investors and the quantitative data that we have provided with respect to our Centers as a group, as reflected in our 2013 Form 10-K, provides all of the material information that we believe would be useful to investors in this regard.

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

School Revenues and Cost of Services, page 80, and Income from Operations, page 81

2.

Referencing your response to comment 3 in your letter dated May 17, 2013, please provide a more detailed analysis of the reason(s) underlying material quantitative changes in operating measures from period to period to provide more meaningful disclosure about your financial results. For example, you attribute the 2.1% increase in Schools revenue to increased student populations at your schools due to an increase in student enrollments; however, your operating income from the School segment declined by 1.6% during the same period. Please expand your disclosure going forward to discuss separately each significant factor affecting operating results.

In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2014, we will expand our disclosure to discuss separately each significant factor affecting operating results.

Note 5. Long-term debt, page F-24

3.

Please tell us and disclose whether the June 21, 2013 amendment to your credit facility represented a debt modification per ASC 470-50-40. We note that your credit agreement was amended to modify financial covenants, receive improved pricing on interest rate, and to extend the maturity date from November 1, 2016 to June 21, 2018. In conjunction with the amendment and prepayment of outstanding principal of approximately $30 million during 2013, it appears the timing and amount of your principal payments has changed. Please advise us how you accounted for the amendment to your credit facility and prepayment referencing ASC 470-50-40-10 through 470-50-40-12.

On June 21, 2013, we entered into an amendment to our Credit Agreement with current lenders to refinance our outstanding debt under our credit facility, which included a term loan of $122,312,500 and a revolving commitment of $60,000,000 (no draws as of the transaction date). As a result of the transaction, the maturity date of the term loan and the revolving commitment termination date were extended from November 1, 2016 to June 21, 2018 and the covenant terms were modified to be more favorable to us.

Our outstanding debt amount did not change subsequent to the refinancing transaction either on an individual lender basis, or collectively, and the lender parties to the Credit Agreement also remained unchanged, inclusive of amounts outstanding and commitments, subsequent to the refinancing.

The refinancing occurred in order to take advantage of the then current favorable lending market and was properly not considered to be troubled debt restructuring under ASC 470-60 Troubled Debt Restructurings by Debtors, since the Company was not in financial difficulty.

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

We evaluated whether our term loan was modified or extinguished in accordance with ASC 470-50 Modifications and Extinguishments, and specifically ASC 470-50-40 Derecognition, which states that if the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than ten percent, the debt instruments are not considered to be substantially different. We note that there were no conversion options before or after the refinancing transactions.

Our cash flow test was performed on a lender by lender basis, and we assumed that the full debt was paid immediately after the transaction, as the old and new term loans could both be prepaid by the Company at any time without any prepayment penalty. We also incorporated lender fees, which consist of upfront fees totaling $352,000 incurred with these lenders as a day-one outflow as part of our calculation. This resulted in present value of cash flows between the old and the new term loan being less than ten percent for each lender. Therefore, we concluded that the modification did not meet the definition of being substantially different, and did not qualify for extinguishment accounting. As a result, we concluded that any related unamortized financing fees existing on the balance sheet at the date of the transaction, and any new lender fees incurred, should be deferred and recognized over the term of the new arrangement, while any third party fees should be expensed as incurred.

In accordance with ASC 470-50-40, we compared the borrowing capacity (the product of the remaining term and the maximum available credit) of the old revolving commitment to the new revolving commitment, on a lender by lender basis. As the maximum available credit for each lender remained unchanged, and the term for each lender increased from 3.37 years to 5.00 years, we concluded that the borrowing capacity was greater for each lender under the new revolving commitment, and that related unamortized deferred financing fees existing on the balance sheet at the date of the transaction, and any new lender and third party fees, should be deferred and recognized over the term of the new arrangement.

The prepayments of outstanding principal of approximately $30 million during 2013 were voluntary and unrelated to this debt amendment.

In future filings of our Forms 10-K, we will include disclosures similar to the following markup of disclosure in our 2013 Form 10-K:

(5)       LONG-TERM DEBT:

Long-term debt consists of the following (in thousands):

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

	December 31,
	2013	2012
Long term debt	$93,139	$148,500
Less: Current portion	--	24,750
Long-term debt, net of current portion	$93,139	$123,750

On November 1, 2011, we entered into a credit agreement for a new credit facility (the "Credit Facility"), through our wholly-owned Steiner U.S. Holdings, Inc. subsidiary (the "Borrower"), with a group of lenders including SunTrust Bank, our then existing lender. The Credit Facility, which was amended in 2012, consists of a $60.0 million revolving credit facility with a $5.0 million Swing Line sub-facility and a $5.0 million Letter of Credit sub-facility (referred to collectively as the "Revolving Facility"), with a termination date of November 1, 2016, and a term loan facility (referred to as the "Term Facility"), in the aggregate principal amount equal to $165.0 million and with a maturity date of November 1, 2016. Concurrently with the effectiveness of the Credit Facility, our then existing facility was terminated. On the closing of the Credit Facility, the entire amount of the Term Facility was drawn to finance a portion of the acquisition (the "Merger Transaction") of Ideal Image. In addition, extensions of credit under the Credit Facility were used to pay certain fees and expenses associated with the Credit Facility and the Merger Transaction and may in the future be used (i) for capital expenditures, (ii) to finance acquisitions permitted under the credit agreement, and (iii) for working capital and general corporate purposes, including letters of credit. On June 21, 2013, we entered into an amendment to our credit facility. As a result, among other things, our restrictive payment limits were increased, certain of our financial covenants were modified, we received improved pricing on our interest rate and the maturity date of the term loan was extended from November 1, 2016 to June 21, 2018. In connection with entering into the amendment, we incurred $0.4 million of lender and third-party costs. The amendment to our Credit Facility was accounted for as a debt modification and, as a result, the related unamortized financing fees and any new lender fees were deferred and are recognized over the terms of the new arrangement.

Interest on borrowings under the Credit Facility accrues at either a base rate, an adjusted LIBO rate or an index rate, at Borrower's election, plus, in each case, an applicable margin. At December 31, 2013, our borrowing rate was 1.92%. All of Borrower's obligations under the Credit Facility are unconditionally guaranteed by the Company and certain of its subsidiaries. The obligations under the Credit Facility are secured by substantially all of our present and future assets.

The Credit Facility contains customary affirmative, negative and financial covenants, including limitations on dividends, capital expenditures and funded debt, and requirements to maintain prescribed interest expense and fixed charge coverage ratios. We are in compliance with these covenants as of the date of this report. Other limitations on capital expenditures, or on other operational matters, could apply in the future under the credit agreement.

All of our long-term debt is denominated in U.S. dollars. Future maturities as of December 31, 2013 are as follows (in thousands):

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Year Ending December 31,
2014	$--
2015	4,463
2016	12,231
2017	12,231
2018	64,214
$93,139

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Note 7. Segment Information, page 13

4.

Referencing the goodwill of your Laser Hair segment of $195.1 million as of March 31, 2014, please advise us how you evaluated changes in conditions and circumstances as a potential triggering event to perform an interim goodwill impairment test for the Laser Hair Removal reporting unit. We noted that the Laser Hair segment operating income was negative for both the year ended December 31, 2013 and the quarterly period ended March 31, 2014; your new successful Centers do not become cash flow positive for several months; and you are evaluating whether to continue to expand your Laser Hair segment (page 15). Also, please tell us the percentage by which fair value exceeded the carrying value of the Laser Hair Removal reporting unit at December 31, 2013. Please refer to ASC 350-20-35-30 and ASC 350-20-35-3(c) through (g).

We performed our annual impairment test as of January 1, 2014 for the Laser Hair Removal reporting unit. As of January 1, 2014, the fair value of the Ideal Image reporting unit exceeded its carrying value by 16%.

Additionally, in accordance with ASC 350-20-35, we evaluated, as of March 31, 2014, whether it was more likely than not that the fair value of the Laser Hair Removal reporting unit was less than its carrying amount as based on relevant events and circumstances. The relevant events and circumstances considered included, but were not limited to, those outlined in ASC-350-20-35-3C as follows:

a.

Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets

We considered the macroeconomic conditions of the U.S. economy in which our Ideal Image locations primarily operate (with the exception of two Centers in Canada which opened in 2014). We noted that U.S. economic conditions during the three months ended March 31, 2014 were favorable, with steadily declining unemployment rates, rising GDP, and the rise of major stock indices (i.e. S&P 500, Dow Jones, NASDAQ). Additionally, we noted that there were, and continue to be, no limitations of access to capital considering the major lines of credit held by, and the publicly-traded company status of, Steiner Leisure Limited (the ultimate parent company of Ideal Image). Lastly, as it relates to this criteria, we considered fluctuations in foreign exchange rates noting that this factor does not present a significant risk to our Laser Hair Removal business (as all but two of our Centers operate in the U.S.).

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

b.

Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

We considered industry and market considerations such as the competitive environment in which Ideal Image operates. However, we have considered our ability to maintain a competitive edge, which we attribute to the well-trained and well-qualified practitioners who provide our services and our best in class equipment which is used for these services. There were no adverse political developments, regulatory developments, or changes in the market for products and services offered by Ideal Image to consider in our assessment.

c.	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

We considered the fact that Ideal Image does not have raw materials and, as such, price increases related to raw materials were not relevant to our assessment. Additionally, we did not experience an increase in labor costs, nor equipment costs, related to Ideal Image during the three months ended March 31, 2014.

d.	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

We considered the overall financial performance of the Laser Hair Removal reporting unit. Actual revenues for the three months ended March 31, 2014 increased 22% as compared to the three months ended March 31, 2013. During the three months ended March 31, 2014, the Laser Hair Removal reporting unit had an operating loss of $1.1 million as compared to operating income of $3.7 million for the three months ended March 31, 2013. We budgeted an operating loss for this period, primarily due to our prior strategy of opening a number of new Centers each year. Actual EBITDA exceeded budgeted EBITDA by approximately $0.8 million for the three months ended March 31, 2014.

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

e.	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

We considered that there were no relevant entity-specific events such as changes in management, key personnel, or customers. Additionally, there was no contemplation of bankruptcy and no outstanding material litigation to consider. There has been a modification in strategy in terms of services offered and marketing forums utilized within the current year. During the three months ended March 31, 2014, we changed our advertising agency and we continue to work very closely with the new agency on testing and refining our message in various forms of digital and alternative media formats to drive consistent and predictable lead flow. Our conversion metrics overall improved slightly, which is the most important part of the process once the guest arrives at a Center. In addition, during the three months ended March 31, 2014, we began to offer new services (including BOTOX® Cosmetic, tattoo removal and skin tightening) in order to diversify our business and remain competitive. We are evaluating whether to continue to expand our Laser Hair Removal segment and currently have no plans to open any additional Centers during 2014. However, in the next 12 to 24 months, new Centers may, in fact, be opened.

f.

Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

We considered that there was no change in the composition of the reporting unit’s net assets, no expectations to sell or dispose a portion or all of the reporting unit, no testing of recoverability of a significant asset group within the reporting unit, and no recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of the reporting unit.

g.	If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

While we have not observed a sustained decrease in our share price, during 2014, there has been a period of decrease in the share price of the Company. This appears primarily to be due to the loss of our contract to provide our spa services on Celebrity Cruises’ ships, which was announced in December 2013. We cannot ascertain the extent to which such decrease relates to the performance of this segment. In any event, we considered the price decrease during the first three months of 2014 and believe that it will not be sustained to the extent that our overall earnings improve.

Conclusion

In accordance with ASC 350-20-35-3D, we assessed the totality of events and circumstances such as those described above and determined that it was not more likely than not that the fair value of the Ideal Image reporting unit was less than its carrying amount as of March 31, 2014. As such, we concluded that the first and second steps of the goodwill impairment test for the Laser Hair Removal reporting unit were not required.

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

In addition to assessing the totality of events and circumstances as those described above, we also considered other relevant events in accordance with ASC-350-20-35-3F, such as the recent fair value calculation for the Laser Hair Removal reporting unit, which, as previously discussed, surpassed the carrying value of the reporting unit by 16%.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

Revenues, Spa Operations Revenue, page 19, and Income from Operations, page 20

5.	Please tell us and discuss, in quantified detail, the impact of the transition off the Celebrity Cruise Line (Celebrity) ships on a comparative basis in all future interim and annual filings.

The Company respectfully advises the Staff that its agreements with cruise lines are confidential and that the exact revenue from a particular cruise line agreement is the product of extensive negotiation. As such, the Company respectfully submits that the negotiated revenue share with cruise lines with which the Company contracts is commercially sensitive information, which, if disclosed, would provide valuable insight to the Company’s competitors, other cruise lines and other parties and thus place the Company at a significant competitive disadvantage. Certain quantitative information regarding our significant cruise line customers appears on pages 4 and 34 in our 2013 Form 10-K under “ITEM 1. BUSINESS – Our Shipboard Spa Business – Principal Cruise Line Customers” and “ITEM 1.A RISK FACTORS – Loss of a Significant Cruise Line Customer Could Harm Us,” respectively.

This letter will also serve to acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Please let me know if you have any questions or comments on any of the foregoing.

Thank you for your attention to this matter.

Sincerely, /s/ Stephen B. Lazarus Stephen B. Lazarus Executive Vice President and Chief Financial Officer

cc:   Robert Littlepage, Accounting Branch Chief

        Robert Shapiro, Staff Accountant

ATTACHMENT

June 3, 2013

Via Edgar Filing
Larry Spirgel,
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Steiner Leisure Limited (the "Company")
Form 10-K for the fiscal year ended December 31, 2012
Filed March 15, 2013
Response dated May 17, 2013
Form 10-Q for the Period Ended March 31, 2013
Filed May 9, 2013
File No. 000-28972

Dear Mr. Spirgel:

This letter is in response to your letter dated May 28, 2013, with respect to your review of the above-referenced Form 10-K and Form 10-Q. We note the comment set forth in your letter and your request that we provide you with the requested information and that we comply with that comment in future filings. That comment is set forth below in bold for your convenience of reference and is followed by our response thereto.

Form 10-Q for the Period Ended March 31, 2013

Financial Statements

(3) Summary of Significant Accounting Policies

(c) Revenue Recognition, page 10

1. We note the increased contribution made by your Laser Hair Removal segment to revenues and income from operations during the quarter ended March 31, 2013. With a view to improved disclosure, tell us and disclose in future filings how you account for the revenue and the related costs of your physician owned and franchised Ideal Image Center operations. Specify where revenues and expenses associated with these operations are reported in your financial statements.

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
June 3, 2013

Response

We hold variable interests in physician-owned entities that provide medical services to the Ideal Image centers' ("Centers") guests.  In the arrangements with the physician owners of the Centers, we effectively bear the benefits and risks of loss from operating physician-owned entities.

Under what are typically multi-year agreements with the physician-owned entities, Ideal Image has an exclusive contract to provide administrative and management services covering most of the non-medical operations of these Centers, such as Center management administration, billing and collections, accounts payable, marketing and support services and the acquisition and maintenance of equipment.   In exchange for these services, Ideal Image receives a fee for the services provided.   We have liens and related security interests in the bank accounts and other assets of the physician-owned entities should the entities become unable to pay the agreed fee for our services.  However, we have agreed to allow the physician-owned entities to pay compensation to the physicians ahead of any fees due to us, and, as such, we could incur losses in performing our services to these entities.

The physicians who own, and are engaged by the physician-owned entities are responsible, as required by state law, for the dispensing of patient care services and the exercise of medical judgment.  These physicians are entitled solely to compensation in the form of fees and reimbursement of certain expenses as set forth in our agreements with the physicians.  For the year ended December 31, 2012, and the three months ended March 31, 2013, compensation to physicians and reimbursement to physicians of expenses was $437,000 and $146,000, respectively.

In most of the states where we have physician-owned Centers, we have the right to restrict the transfer of a physician's ownership interest in the Center.  Based upon the terms of these arrangements, we determined that the physician-owned entities are variable interest entities and that the Company is the primary beneficiary as defined in the accounting guidance for consolidation in ASC 810-10, Consolidation - Overall. Accordingly, our consolidated financial statements include the operating results of those entities.

We recognize Ideal Image Center sales in relation to laser hair removal treatment packages sold at Company-owned and at physician-owned clinic locations. The packages provide for five initial treatments which occur at up to ten-week intervals and generally allow for up to four additional treatments, as necessary, to obtain the desired results. Center sales revenue is recognized evenly over the average number of treatments provided, and is included in Services Revenues in our consolidated statements of income. Remaining revenue, net of related financing fees, relating to unperformed services is included in deferred revenue in the consolidated balance sheets. During the three months ended March 31, 2013, some of our treatment packages included certain of our products. Treatment packages that are bundled with our products are considered multiple deliverable arrangements and, hence, require us to allocate revenue between services and products using either vendor specific objective evidence, third party evidence of selling price, or the best estimate of selling price. Because both our treatments and products are offered for sale separately, we allocate consideration received for treatment packages based upon their relative stand-alone selling prices. Revenues for the treatment component are deferred and recognized as discussed above. Revenues for the products are recognized when they are delivered. All costs directly related to the operation of a Center for both Company-owned and physician-owned clinic locations, such as rent of the facilities, maintenance costs of our equipment, depreciation expense related to leaseholds and equipment, payroll costs of sales personnel and service providers and advertising costs are included in Cost of Services in our consolidated statements of income. All corporate related payroll and other corporate related expenses are included in Salary and Payroll and Administrative expenses in our consolidated statements of income.

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
June 3, 2013

The measures of operating results, such as margins, capital expenditures and payroll costs, of Company-owned and physician owned Centers are substantially the same and we do not anticipate any change in this trend in the foreseeable future.

We also receive royalties from Ideal Image franchisees. These royalties from franchised Ideal Image Center operations are recognized in the period earned and are recorded in Services Revenues in our consolidated statements of income. There are no related direct costs associated with these royalties. For the year ended December 31, 2012 and three months ended March 31, 2013, royalty income was $3.0 million and $0.7 million, respectively. We do not currently have plans to offer any new Ideal Image franchise opportunities in the foreseeable future.

In future filings we will expand our disclosure as to how we account for the revenue and related costs of our physician-owned and franchised Ideal Image Center operations.

Please let me know if you have any questions or comments on any of the foregoing.

Thank you for your attention to this matter.

Sincerely, /s/ Stephen B. Lazarus Stephen B. Lazarus Executive Vice President and Chief Financial Officer

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
June 3, 2013

cc: Robert Littlepage, Accounting Branch Chief
      Joseph Kempf, Senior Staff Accountant
      Gregory Dundas, Staff Attorney